

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Via E-mail
Patrick Brown
Chairman of the Board
Rainbow Coral Corp.
495 Grand Blvd., Suite 206
Miramar Beach, FL 32550

> **Re:** **Rainbow Coral Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed July 17, 2012**
> **File No. 333-169554**
> **Response dated March 4, 2013**

Dear Mr. Brown:

We have reviewed your response letter dated March 4, 2013 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2012

Business, page 1

1. We note your proposed revised disclosure in response to our prior comment 1. Please further revise to clarify that your current business is the operation of a retail tropical fish store and coral farming and the core coral propagation business is in development, if true. Please provide us with a copy of your intended revised disclosure.

Properties, page 1

2. We note your proposed revised disclosure in response to our prior comment 2. Please also include in the notes to the financial statements the disclosure required by ASC 840-10-50-2. Your disclosure should provide a general description of the leasing arrangements including

the terms and monthly fees. Please provide us with a copy of your intended revised disclosure.

Notes to Consolidated Financial Statements

Note 3: Significant Accounting Policies

Revenue and Cost Recognition, page 12

3. We note your response to our prior comment 5. Please further revise your proposed disclosure to provide your policy for revenue recognition for the contracts with local departments of education for classroom and science lab use that you describe in response to our comment 1. Please provide us with a copy of your intended revised disclosure.

Item 13: Certain Relationships and Related Transactions, page 22

4. We note your response to our prior comment 7. It appears that a change of control occurred when Mr. Foxwell sold his shares to Glendive Investments. Please tell us what consideration you gave to furnishing an Item 5.01 Form 8-K (changes in control of registrant), which was required four days after the occurrence of the event.

Other

5. We note your response to our prior comment 8 in which you state that you discontinued payments to N3D in May 2012 because of their delay in reaching certain milestones in the commercialization process. We also note on page 12 of your Form 10-Q/A Amendment No. 1 for the quarterly period ended December 31, 2012 that your disclosure appears to indicate that you are continuing to make the weekly payments of $5,000 until the total purchase price of $249,826 is paid. Please revise to disclose that you have discontinued payments to N3D in May 2012 because of its delay in reaching certain milestones in the commercialization process.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief